AB 2/28

KH 2/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015751

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Barclay Boulevard
(No. and Street)

Buffalo Grove (City) Illinois (State) 60089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Sweet 847-495-6750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo & Company
(Name – *if individual, state last, first, middle name*)

415 E. Golf Rd., STE 119, (Address) Arlington Heights, (City) IL (State) 60005 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

OATH OR AFFIRMATION

I, Kenneth Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Worldwide Investments, LLC
Financial Statements
December 31, 2010

Table of Contents

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

February 8, 2011

INDEPENDENT AUDITORS' REPORT

To the Member of
Reliance Worldwide Investments, LLC:

We have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC at December 31, 2010, and the related statements of income and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referenced above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

Russell P. Cannizzo and Company
Arlington Heights, Illinois

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

February 8, 2011

To the Member of
Reliance Worldwide Investments, LLC:

In planning and performing our audit of the financial statements of Reliance Worldwide Investments, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control or financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there are procedures in place that mitigate the lack of separation of functions. Because of these additional procedures, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and Principals of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

Russell P. Cannizzo & Company
Arlington Heights, Illinois

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	129,017
Cash segregated under federal and other regulations (see Note 2)		31,930
Accounts receivable		34
CRD Deposit		478
Prepaid fidelity bond		385
Computer equipment at cost less accumulated depreciation of $10,749		-
Total Assets	$	161,844

Liabilities & Member's Equity

Liabilities		
Accounts payable	$	331
Commissions payable		36,000
Total Liabilities		36,331
Member's Equity		125,513
Total Liabilities and Member's Equity	$	161,844

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Income and Changes in Member's Equity
For the year ended December 31, 2010

Revenue	
Commissions	**$ 343,119**
Other income	**23,057**
Total Revenue	**366,176**
Commissions paid	**305,738**
Gross margin	**60,438**
Expenses	
Advertising and promotion	**299**
Travel	**422**
Dues and subscriptions	**125**
Bank charges	**130**
Bonding and guarantor costs	**1,131**
Licenses and permits	**240**
Continuing education	**2,788**
Electronic archiving costs	**2,735**
Office supplies and expense	**104**
Regulatory fees	**18,058**
Professional fees	**4,859**
Rent	**4,200**
Total Expenses	**35,091**
Net income	**$ 25,347**
Member's Equity, January 1, 2010	**100,166**
Capital contribution	**-**
Member's Equity, December 31, 2010	**$ 125,513**

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	25,347
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		-
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others		(375)
Accounts receivable		(34)
Accounts payable		331
Commissions payable		36,000
Prepaid expenses		395
Net cash provided by operating activities:		61,664
Cash flows from investing activities:		-
Cash flows from financing activities:		
Member's capital contributions		-
Increase in cash	$	61,664
Cash and cash equivalents, January 1, 2010		67,353
Cash and cash equivalents, December 31, 2010	$	129,017

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Notes to Financial Statements
December 31, 2010

1. Organization and Nature of Business

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SPIC). The Company is a Nevada single member Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation - The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment services is privately- held lower middle market businesses.

Use of Estimates –The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

Income Taxes - The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements.

Depreciation - Depreciation is recorded in the financial statements with estimated useful lives as allowed by the Internal Revenue Code using the straight-line method.

3. Commitments

The Company has entered into a commercial office space rental agreement for its furnished premises at 1240 Barclay Boulevard, Buffalo Grove, Illinois, that expires on December 31, 2014. Future minimum monthly payments under the agreement are as follows:

2011	$350/month
2012	$420/month
2013	$540/month
2014	$665/month

5. Fair Value

In determining fair value, the Company uses valuation approaches according to fair value measurement within FASB ASC 820. Fair value measurements are determined based on the assumptions that the market participants would use in pricing an asset or liability.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the uses of unobservable inputs by requiring that the most observable inputs be used when available. The defined levels within the hierarchy based on the reliability of inputs are as follows:

- Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques not based on market, exchange, dealer or broker-traded transactions.

As of December 31, 2010, the only assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition are cash, and cash segregated under federal or other regulations. The Company measures fair value of cash and cash segregated under federal or other regulations as Level 1.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 129,038	-	-	$ 129,038
Cash segregated under federal or other regulations	31,930	-	-	31,930
Total	$ 160,968	-	-	$ 160,968

4. Subsequent Event

The Company has evaluated subsequent events through February 8, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Schedule I
Reliance Worldwide Investments, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital		
Total members' equity		$ 125,513
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		125,513
Add:		
Subordinated borrowings allowable to computation of net Capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		125,513
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	-	
Other assets	897	
		897
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges	-	
	-	-
Net capital before haircuts on securities positions (tentative net capital)		124,616
Haircuts on securities		-
Net capital		$ 124,616
Aggregate indebtedness		$ 36,331
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 114,166
Excess net capital at 1,000 percent		$ 115,983
Ratio: Aggregate indebtedness to net capital		.29 to 1
Reconciliation with company's computation (included in Part II of Form x-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 124,616
Miscellaneous audit adjustments		-
Net capital per above		$ 124,616

Schedule II
Reliance Worldwide Investments, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Credit balances	**Not Applicable**
Free credit balances and other credit balances in customers' security accounts	-
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
Debit balances	**Not Applicable**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than thirty calendar days	-
Other	-
Gross debits	-
Less 3% charge	-
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Excess debits as reported in Company's Part II FOCUS report	$ -
Excess debits per above computation	$ -

Schedule III
Reliance Worldwide Investments, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	**$ -**
A. Number of items	**None**
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	**$ -**
A. Number of items	**None**

Schedule IV
Reliance Worldwide Investments, LLC
Schedule of Segregation Requirements and Funds in
Segregation for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2010

At the report date, the Company maintained no customers' regulated commodity futures and options accounts. Therefore, the Company was not required to segregate any funds for this purpose.

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

RELIANCE WORLDWIDE INVESTMENTS, LLC

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2010

SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH, D.C.
211 SECTION

415 E. Golf Road, Suite 119
Arlington Heights, Illinois 60005
Office (847) 718-0964